Exhibit 99.1

Huize Holding Limited Reports Third Quarter 2022 Unaudited Financial Results

SHENZHEN, China, November 11, 2022 (GLOBE NEWSWIRE) – Huize Holding Limited, (“Huize”, the “Company” or “we”) (NASDAQ: HUIZ), a leading digital insurance product and service platform for new generation consumers in China, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Financial and Operational Highlights

•

Strong business performance: Gross Written Premiums (“GWP”) facilitated on our platform in the third quarter of 2022 increased by 29.4% to RMB1,249.0 million from RMB965.5 million in the third quarter of 2021. First-year premiums (“FYP”) and renewal premiums facilitated on our platform in the third quarter of 2022 increased by 34.0% and 24.1% to RMB684.9 million and RMB564.1 million from RMB510.9 million and RMB454.6 million in the third quarter of 2021, respectively.

•

Solid revenue growth with effective cost control: Operating revenue increased by 11.6% year-over-year to RMB351.8 million in the third quarter of 2022 from RMB315.1 million in the third quarter of 2021. Operating expenses decreased by 27.7% year-over-year to RMB115.9 million in the third quarter of 2022 from RMB160.4 million in the same period of 2021.

•	As of September 30, 2022, our cash and cash equivalents amounted to RMB307.4 million (US$43.2 million).

•

Cumulative number of insurance clients served increased to approximately 8.3 million, in the third quarter of 2022. We cooperated with 106 insurer partners, including 62 life and health insurance companies and 44 property & casualty insurance companies, as of September 30, 2022.

Mr. Cunjun Ma, Founder and CEO of Huize, commented, “We are very pleased to report another strong quarter of resilient revenue growth and financial results despite the challenging macro environment and softening life insurance market. Our FYP and total revenue increased by 34.0% and 11.6% year-over-year, respectively, in the third quarter of 2022. These remarkable results were driven by our proven operational expertise and industry-leading digitalization capabilities, which enable us to satisfy the lifetime insurance needs of emerging middle-class consumers and empower the entire insurance industry value chain. We also benefited from our successful execution of the ongoing cost savings and the group-wide organizational structure optimization, which yielded a 27.7% year-over-year decrease in operating expenses during the quarter.

Capitalizing on our strengths in product innovation and our proactive response to evolving customer needs, we continued to co-develop various long-term customized savings and protection products. In the third quarter, GWP for co-developed insurance products accounted for 72.9% of the total GWP facilitated on our platform. The GWP contribution from our long-term insurance products surpassed 90% for the twelfth consecutive quarter. We expect to achieve profitability in the final quarter of 2022 on the strength of our rejuvenated revenue growth and improving operational efficiency.

We also continued to make good progress on executing our three-year “Agents, Businesses, Customers (ABC)” strategic business plan. In the “To-C” segment, we continued to acquire new customers and increase engagement with our existing customers through new products and service upgrades, driving an average third quarter ticket size of over RMB40,000 in FYP for our long-term savings products. In the “To-B” segment, we continued to drive the in-depth digital transformation of the industry, with total revenue contribution of our technology service business reaching RMB13.7 million in the first nine months of 2022. In terms of agents, we saw encouraging progress from our first independent agent store in Shenzhen and continued to empower our premium insurance agents with diversified product offerings, digital business tools, and customer service support. FYP facilitated by the “To-A” business was approximately RMB120 million in the first nine months of 2022. Going forward, we believe the “ABC” business plan will position us firmly in the top tier of insurance intermediaries in China, empowering us to strategically allocate capital to enhance shareholder value and sustain the high-quality long-term growth of our business.”

Third Quarter 2022 Financial Results

GWP and operating revenue

GWP facilitated on our platform was RMB1,249.0 million (US$175.6 million) in the third quarter of 2022, an increase of 29.4% from RMB965.5 million in the same period of 2021. Of the GWP facilitated in the third quarter of 2022, first year premiums (“FYP”) accounted for RMB684.9 million (or 54.8% of total GWP), an increase of 34.0% year-over-year. Renewal premiums accounted for RMB564.1 million (or 45.2% of total GWP), an increase of 24.1% year-over-year.

Operating revenue was RMB351.8 million (US$49.5 million) in the third quarter of 2022, an increase of 11.6% from RMB315.1 million in the same period of 2021. The increase was primarily driven by the increase in FYP facilitated.

Operating costs

Operating costs were RMB248.7 million (US$35.0 million) in the third quarter of 2022, an increase of 6.7% from RMB233.0 million in the same period of 2021. The increase was primarily due to higher marketing channel cost and was more moderate than the increase in operating revenue.

Operating expenses

Selling expenses decreased by 32.4% year-over-year to RMB56.4 million (US$7.9 million) in the third quarter of 2022, compared with RMB83.4 million in the same period of 2021, which was primarily due to a decrease in advertising and marketing expenses, and to a lesser extent, a decrease in salaries and employment benefits.

General and administrative expenses were RMB43.1 million (US$6.1 million) in the third quarter of 2022, a decrease of 8.7% from RMB47.2 million in the same period of 2021. This decrease was primarily due to a decrease in salaries and employment benefits, offset by an increase in share-based compensation expenses.

Research and development expenses were RMB16.4 million (US$2.3 million) in the third quarter of 2022, a decrease of 45.0% from RMB29.8 million in the same period of 2021, primarily due to a decrease in personnel costs.

Net loss attributable to common shareholders and Non-GAAP net loss attributable to common shareholders

Net loss in the third quarter of 2022 was RMB10.5 million (US$1.5 million), down substantially from a net loss of RMB78.9 million in the same period of 2021. Non-GAAP net loss in the third quarter of 2022 was RMB9.8 million (US$1.4 million), compared to non-GAAP net loss of RMB86.6 million in the same period of 2021.

Cash and cash equivalents

As of September 30, 2022, the combined balance of the Company’s cash and cash equivalents amounted to RMB307.4 million (US$43.2 million), compared to RMB381.2 million as of December 31, 2021.

Share Repurchase Program

As of September 30, 2022, the Company had purchased an aggregate of 381,959 ADSs for a total amount of approximately US$0.5 million, under its share repurchase program pursuant to which the Company has been authorized to repurchase up to US$5 million ADSs by March 18, 2023, as previously announced on March 18, 2022.

Business Outlook

Based on the Company’s preliminary assessment of the current market conditions, the Company expects to achieve profitability in the final quarter of 2022. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change as a result of various market uncertainties.

Conference Call

The Company’s management team will hold an earnings conference call at 7:00 A.M. Eastern Time on Friday, November 11, 2022 (8:00 P.M. Beijing/Hong Kong Time on the same day). Details for the conference call are as follows:

Event Title:	Huize Holding Limited’s Third Quarter 2022 Earnings Conference Call
Registration Link:	https://register.vevent.com/register/BI828fcf8d615540a0ac7410d146a4c260

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registration, each participant will receive a confirmation email containing dial-in numbers and a unique access PIN, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.huize.com.

About Huize Holding Limited

Huize Holding Limited is a leading digital insurance product and service platform for new generation consumers in China. Targeting the younger generation, Huize is dedicated to serving its insurance clients for their life-long insurance needs. Leveraging its online platform, Huize offers a wide variety of insurance products with a focus on long-term life and health insurance products and empowers its insurer partners to reach a large fragmented client base in the insurance retail market efficiently and enhance their insurance sales. Huize provides insurance clients with digitalized insurance experience and services, including suitable product recommendations, consulting service, intelligent underwriting, and assistance in claim application and settlement, which significantly improve transaction experience.

For more information, please visit http://ir.huize.com.

Use of Non-GAAP Financial Measure Statement

In evaluating our business, we consider and use non-GAAP net profit/(loss) attributable to common shareholders as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP net profit/(loss) attributable to common shareholders as net profit/(loss) attributable to common shareholders excluding share-based compensation expenses and interest on convertible bond. Such adjustments have no impact on income tax because either the non-GAAP adjustments were recorded at entities located in tax free jurisdictions, such as the Cayman Islands or because the non-GAAP adjustments were recorded at operating entities located in the PRC for which the non-GAAP adjustments were not deductible for tax purposes.

We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net profit/(loss) attributable to common shareholders enables our management to assess our operating results without considering the impact of share-based compensation expenses and the interest on convertible bond. We also believe that the use of this non-GAAP financial measure facilitates investors’ assessment of our operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net profit/(loss) attributable to common shareholders is that it does not reflect all items of income and expense that affect our operations. Further, the non-GAAP financial measure may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

The non-GAAP financial measure should not be considered in isolation or construed as an alternative to net profit/(loss) attributable to common shareholders or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measure in light of the most directly comparable GAAP measure, as shown below. The non-GAAP financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.1135 to US$1.00, the exchange rate on September 30, 2022, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Huize’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, business outlook and quotations from management in this announcement, contain forward-looking statements. Huize may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huize’s goal and strategies; Huize’s expansion plans; Huize’s future business development, financial condition and results of operations; Huize’s expectation regarding the demand for, and market acceptance of, its online insurance products; Huize’s expectations regarding its relationship with insurer partners and insurance clients and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in Huize’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Huize does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

investor@huize.com

Media Relations

mediacenter@huize.com

Christensen Advisory

In China

Ms. Jasmine Zhu

Phone: +852 2117 0861

Email: jasmine.zhu@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Huize Holding Limited

Unaudited Consolidated Balance Sheets

(all amounts in thousands, except for share and per share data)

	As of December 31	As of September 30
	2021	2022
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	381,158	307,417	43,216
Restricted cash	183,408	117,192	16,475
Contract assets	—	50,359	7,080
Accounts receivables, net of allowance for impairment	777,262	341,859	48,058
Insurance premium receivables	1,217	1,218	171
Amounts due from related parties	128	479	67
Deferred costs	—	2,212	311
Prepaid expense and other receivables	77,511	92,655	13,025

Total current assets	1,420,684	913,391	128,403

Non-current assets
Restricted cash	44,418	—	—
Contract assets	—	3,659	514
Property, plant and equipment, net	48,461	40,142	5,643
Intangible assets, net	21,626	53,795	7,562
Deferred tax assets	605	605	85
Long-term investments	73,001	77,269	10,862
Operating lease right-of-use assets	247,819	168,469	23,683
Goodwill	461	461	65
Other assets	379	279	39

Total non-current assets	436,770	344,679	48,453

Total assets	1,857,454	1,258,070	176,856

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities
Short-term borrowings	216,710	206,000	28,959
Accounts payable	680,369	324,303	45,590
Insurance premium payables	124,019	43,878	6,168
Contract liabilities	7,236	5,692	800
Provisions	—	3,651	513
Other payables and accrued expenses	71,255	60,435	8,496
Payroll and welfare payable	93,451	65,281	9,177
Income taxes payable	2,440	2,440	343
Operating lease liabilities	14,886	10,018	1,408
Amount due to related parties	11,875	6,341	891

Total current liabilities	1,222,241	728,039	102,345

Non-current liabilities
Long-term borrowings	20,000	—	—
Deferred tax liabilities	4,892	13,096	1,841
Operating lease liabilities	249,183	181,183	25,470
Payroll and welfare payable	225	827	116

Total non-current liabilities	274,300	195,106	27,427

Total liabilities	1,496,541	923,145	129,772

Commitments and contingencies
Shareholders’ equity
Class A common shares	62	62	9
Class B common shares	10	10	1
Treasury stock	(9,545)	(12,971)	(1,823)
Additional paid-in capital	896,772	902,360	126,852
Accumulated other comprehensive loss	(27,295)	(14,144)	(1,988)
Accumulated deficit	(499,940)	(539,299)	(75,813)

Total shareholders’ equity attributable to Huize Holding Limited shareholders	360,064	336,018	47,238
Non-controlling interests	849	(1,093)	(154)

Total shareholders’ equity	360,913	334,925	47,084

Total liabilities and shareholders’ equity	1,857,454	1,258,070	176,856

Huize Holding Limited

Unaudited Consolidated Statements of Comprehensive Income

(all amounts in thousands, except for share and per share data)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2021	2022		2021	2022
	RMB	RMB	USD	RMB	RMB	USD
Operating revenue
Brokerage income	312,652	338,536	47,591	1,262,550	862,156	121,200
Other income	2,429	13,254	1,863	6,133	37,341	5,249

Total operating revenue	315,081	351,790	49,454	1,268,683	899,497	126,449

Operating costs and expenses
Cost of revenue	(232,871)	(236,324)	(33,222)	(941,536)	(547,654)	(76,988)
Other cost	(173)	(12,369)	(1,739)	(1,362)	(24,427)	(3,434)

Total operating costs	(233,044)	(248,693)	(34,961)	(942,898)	(572,081)	(80,422)

Selling expenses	(83,396)	(56,395)	(7,928)	(238,225)	(189,850)	(26,689)
General and administrative expenses	(47,172)	(43,116)	(6,061)	(141,632)	(116,104)	(16,322)
Research and development expenses	(29,831)	(16,363)	(2,300)	(74,406)	(64,020)	(9,000)

Total operating costs and expenses	(393,443)	(364,567)	(51,250)	(1,397,161)	(942,055)	(132,433)

Operating loss	(78,362)	(12,777)	(1,796)	(128,478)	(42,558)	(5,984)

Other income/(expenses)
Interest expenses	(759)	(1,924)	(270)	(1,636)	(4,469)	(628)
Unrealized exchange loss	(8)	(50)	(7)	(19)	(95)	(13)
Investment loss	(3,788)	(435)	(61)	(4,029)	(2,217)	(312)
Others, net	3,852	4,349	611	7,892	11,071	1,556

Loss before income tax, and share of income/(loss) of equity method investee	(79,065)	(10,837)	(1,523)	(126,270)	(38,268)	(5,381)

Share of income/ (loss) of equity method investee	157	(393)	(55)	(1,294)	(3,033)	(426)

Net loss	(78,908)	(11,230)	(1,578)	(127,564)	(41,301)	(5,807)

Net loss attributable to non-controlling interests	—	(691)	(97)	—	(1,942)	(273)

Net loss attributable to common shareholders	(78,908)	(10,539)	(1,481)	(127,564)	(39,359)	(5,534)

Net loss	(78,908)	(11,230)	(1,578)	(127,564)	(41,301)	(5,807)
Foreign currency translation adjustment, net of tax	(319)	7,438	1,046	(3,789)	13,151	1,849

Comprehensive loss	(79,227)	(3,792)	(532)	(131,353)	(28,150)	(3,958)

Comprehensive loss attributable to non-controlling interests	—	(691)	(97)	—	(1,942)	(273)

Comprehensive loss attributable to common shareholders	(79,227)	(3,101)	(435)	(131,353)	(26,208)	(3,685)

Weighted average number of common shares used in computing net profit per share
Basic and diluted	1,021,266,572	1,021,183,878	1,021,183,878	1,021,803,029	1,022,391,802	1,022,391,802
Net loss per share attributable to common shareholders
Basic and diluted	(0.08)	(0.01)	(0.00)	(0.12)	(0.04)	(0.01)

Huize Holding Limited

Unaudited Reconciliations of GAAP and Non-GAAP Results

(all amounts in thousands, except for share and per share data)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2021	2022		2021	2022
	RMB	RMB	USD	RMB	RMB	USD
Net loss attributable to common shareholders	(78,908)	(10,539)	(1,481)	(127,564)	(39,359)	(5,534)
Share-based compensation expenses	(7,677)	744	105	(3,569)	4,447	625

Non-GAAP net loss attributable to common shareholders	(86,585)	(9,795)	(1,376)	(131,133)	(34,912)	(4,909)